UNITED STATE SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement Required Pursuant to Section 14(f)

of the Securities Exchange Act of 1934

and Rule 14f-1 Thereunder

BLACK BIRD BIOTECH, INC.
(Exact Name of Registrant as specified in its charter)

Nevada	000-52828	98-0521119
(State or other jurisdiction of incorporation)	Commission File Number	(IRS Employer Identification Number)

11961 Hilltop Road, Suite 22, Argyle, Texas	76226
(Address of Principal Executive Offices)	(Zip Code)

(833) 223-4204

(Registrant’s telephone number, including area code)

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

BLACK BIRD BIOTECH, INC.

Information Statement Required Pursuant to Section 14(f)

of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder

WE ARE NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY OUR SHAREHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

INTRODUCTION

This Information Statement is being furnished to the holders of record as of March 5, 2024 (the “Record Date”), of the outstanding shares of common stock, par value $0.001 per share, of Black Bird Biotech, Inc. (the “Company”), pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.

You are receiving this Information Statement in connection with the expected designation of a new member to the Board of Directors of the Company (the “Board”), pursuant to a change of control of the Company. The new member of the Board will be: Nelson W. Grist (the “Incoming Director”).

On March 1, 2024, Nelson W. Grist entered into three separate control securities purchase agreements (the “Control Agreements”) with Fabian G. Deneault, a Director of the Company, Newlan & Newlan, Ltd. (a law firm owned by two of the Directors of the Company, L. A. Newlan, Jr. and Eric Newlan) and William E. Sluss, a Director of the Company. Copies of the Control Agreements were filed as exhibits to a Current Report on Form 8-K filed by the Company on March 5, 2024.

It is expected that the closings of the Control Agreements will occur on or after March 15, 2024, at which time there will be a change in control of the Company, with the Incoming Director becoming the Sole Director of the Company. Following the closings of the Control Agreements, Mr. Grist will possess approximately 46.83% of the voting control of the Company, which will constitute effective control of the Company.

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The change in directors of the Company is expected to occur as soon as possible after the closings of the Control Agreements, after expiration of the ten-day period from the date of mailing of this Information Statement required under Rule 14f-1. It is expected that the closings of the Control Agreements will be on or about March 15, 2024.

A shareholder vote was not required and will not be taken with respect to the appointment of the Incoming Director as directors of the Company. You are not required to take any action with respect to the appointment of the Incoming Director or otherwise with respect to the transactions and events described above.

To the best of the Company’s knowledge, except as set forth in this Information Statement, the Incoming Director is not currently a director of the Company; however, the Incoming Director is the current Chief Executive Officer of the Company. Except for the foregoing, the Incoming Director has held no position with the Company nor has the Incoming Director been involved in any transactions with the Company or any of the Company’s current directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best knowledge of the Company, the Incoming Director has not been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Please read this Information Statement carefully. It describes the terms of various transactions that are expected to be consummated on or about March 15, 2024, that will result in a change of control of the Company. Additional information about the Company and the matters described herein are contained in the Company’s Current Report on Form 8-K which was filed with the SEC on March 5, 2024. Such Form 8-K may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Form 8-K, and the Company’s other public filings, may be obtained from the SEC’s website at http://www.sec.gov.

VOTING SECURITIES

The Company has outstanding two classes of securities: Common Stock, par value $0.001 per share, of which 2,846,884,947 shares were outstanding as of the close of business on the Record Date; and Series A Preferred Stock, $0.001 per share, of which 42,000 shares were outstanding as of the close of business on the Record Date.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Current Ownership

Common Stock. The following table lists, as of the Record Date, the shareholdings of (i) each person owning beneficially 5% or more of the Company’s outstanding shares of common stock; (ii) each executive officer and director of the Company, and (iii) all officers and directors as a group.

Unless otherwise indicated, each owner has sole voting and investment power over his shares of common stock. Information relating to beneficial ownership of common stock by the Company’s principal shareholders and management is based upon information furnished by each person using beneficial ownership’ concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, each person has sole voting and investment power.

Pursuant to Rule 13d-3 promulgated under the Exchange Act, any securities not outstanding which are subject to warrants, rights or conversion privileges exercisable within 60 days are deemed to be outstanding for purposes of computing the percentage of outstanding securities of the class owned by such person but are not deemed to be outstanding for the purposes of computing the percentage of any other person.

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                The percentages below are calculated based on shares were outstanding as of the close of business on the Record Date shares of Company common stock issued and outstanding as of the Record Date. Except as disclosed herein, the Company does not have any outstanding options, or other securities exercisable for or convertible into shares of Company common stock. Unless otherwise indicated, the address of each person listed is in care of Black Bird Biotech, Inc., 11961 Hilltop Road, Suite 22, Argyle, Texas 76226.

	Share Ownership Before This Offering
Name of Shareholder	Number of Shares Beneficially Owned	% Beneficially Owned(1)	Effective Voting Power
Common Stock
Executive Officers and Directors
Fabian G. Deneault	0	0%	See Note 2
William E. Sluss	0	0%	and Note 3
Eric Newlan	0	0%
L. A. Newlan, Jr.	0	0%
Jack Jie Qin	0	0%
Officers and directors, as a group (5 persons)	0	0%
Class A Preferred Stock(2)(3)
Fabian G. Deneault	14,250	33.93%
William E. Sluss	1,000	2.38%
Newlan & Newlan, Ltd.(4)	14,250	33.93%
EFT Holdings, Inc.(5)	9,778	23.28%
EF2T, Inc.(6)	1,202	2.86%
Astonia LLC(7)	1,520	3.62%

(1)	Based on 2,846,884,947 shares outstanding as of the Record Date.
(2)

The shares of Series A Preferred Stock have the following voting rights: the holders of the Series A Preferred Stock shall, as a class, have rights in all matters requiring shareholder approval to a number of votes equal to two (2) times the sum of: (a) the total number of shares of common stock which are issued and outstanding at the time of any election or vote by the shareholders; plus (b) the number of votes allocated to shares of Preferred Stock issued and outstanding of any other class that shall have voting rights. (See Note 3).

(3)

Due to the superior voting rights of the Series A Preferred Stock, the Company’s current directors, Fabian G. Deneault, William E. Sluss, Eric Newlan, L. A. Newlan, Jr. and Jack Jie Qin, will be able to control the management and affairs of the Company, as well as matters requiring the approval by the Company’s shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of the Company’s assets, and any other significant corporate transaction.

(4)

Newlan & Newlan, Ltd. is a law firm owned by Eric Newlan and L. A. Newlan, Jr. 7,250 of the shares owned of record by Newlan and Newlan, Ltd. are beneficially owned by Cruciate Irrevocable Trust, of which trust L. A. Newlan, Jr. is a trustee.

(5)	Our director, Jack Jie Qin, is President of this entity.
(6)	Our director, Jack Jie Qin, is the owner of this entity.
(7)	Our director, Jack Jie Qin, is the manager of this entity.

Convertible Promissory Notes. On the Record Date, the Company had outstanding convertible promissory notes held by three lenders that are currently convertible into shares of Company common stock. By the terms of these convertible promissory notes, each lender is prohibited from owning in excess of 4.99% of the outstanding shares of Company common stock. Were all of these lenders to covert the currently convertible portions of their respective loans into Company common stock, a total of approximately 14,000,000,000 shares of Company common stock would be issued.

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Post-Control Change Ownership

The closings of the Control Agreements will have no effect on the current ownership of the Company’s common stock. However, following the closings of the Control Agreements, the ownership of the Company’s Series A Preferred Stock will have change, which is depicted in the table below.

	Share Ownership Before This Offering
Name of Shareholder	Number of Shares Beneficially Owned	% Beneficially Owned(1)	Effective Voting Power
Common Stock
Executive Officers and Directors
Nelson Grist	0	0%	46.83	%(3)
Officers and directors, as a group (1 person)	0	0%	46.83	%(3)
Class A Preferred Stock(2)
Nelson Grist	23,500	55.96%	46.83	%(3)
EFT Holdings, Inc.(4)	9,778	23.28%	15.52%
EF2T, Inc.(5)	1,202	2.86%	1.91%
Astonia LLC(6)	1,520	3.62%	2.41%
Fabian G. Deneault	3,000	7.14%	0	%(3)
Newlan & Newlan, Ltd.(7)	3,000	7.14%	0	%(3)

(1)	Based on 2,846,884,947 shares outstanding as of the Record Date.
(2)

The shares of Series A Preferred Stock have the following voting rights: the holders of the Series A Preferred Stock shall, as a class, have rights in all matters requiring shareholder approval to a number of votes equal to two (2) times the sum of: (a) the total number of shares of common stock which are issued and outstanding at the time of any election or vote by the shareholders; plus (b) the number of votes allocated to shares of Preferred Stock issued and outstanding of any other class that shall have voting rights. (See Note 3).

(3)

Mr. Grist will possess the voting rights to the 3,000 shares of Series A Preferred Stock owned of record by Fabian G. Deneault and the 3,000 shares of Series A Preferred Stock owned of record by Newlan & Newlan, Ltd., pursuant to a voting agreement. Thus, due to the superior voting rights of the Series A Preferred Stock, Mr. Grist will possess effective control over the management and affairs of the Company, as well as matters requiring the approval by the Company’s shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of the Company’s assets, and any other significant corporate transaction.

(4)	Jack Jie Qin, is President of this entity.
(5)	Jack Jie Qin, is the owner of this entity.
(6)	Jack Jie Qin, is the manager of this entity.
(7)

Newlan & Newlan, Ltd. is a law firm owned by Eric Newlan and L. A. Newlan, Jr. 7,250 of the shares owned of record by Newlan and Newlan, Ltd. are beneficially owned by Cruciate Irrevocable Trust, of which trust L. A. Newlan, Jr. is a trustee.

                Convertible Promissory Notes. The closings of the Control Agreements will have no effect on the Company’s outstanding convertible promissory notes, which are held by three lenders, that are currently convertible into shares of Company common stock. By the terms of these convertible promissory notes, each lender is prohibited from owning in excess of 4.99% of the outstanding shares of Company common stock. Were all of these lenders to covert the currently convertible portions of their respective loans into Company common stock, a total of approximately 14,000,000,000 shares of Company common stock would be issued.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

                The following sets forth the current officers and directors of the Company, as well as their positions with the Company immediately following the closings of the Control Agreements.

Name	Age	Current Position(s)	Post-Control Change Positions
Fabian G. Deneault	57	President and Director	None
William E. Sluss	68	Vice President–Finance, CFO, Director	None
Eric Newlan	62	Vice President, Secretary, Director	None
Jack Jie Qin	64	Director	None
L. A. Newlan, Jr.	89	Director	None

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Fabian G. Deneault became our company’s President and a Director upon our acquisition of Black Bird, January 2020. Mr. Deneault is a founder of Black Bird and has served as President and as a Director since its inception in October 2018. From May 2022 to June 2023, Mr. Deneault served as Executive Vice President and a Director of Accredited Solutions, Inc., a publicly-traded company (symbol: ASII) engaged in the distribution of Diamond Creek high alkaline water. Since 2017, Mr. Deneault has been an insurance representative for Montana Unified School Trust. From January 2017 through December 2019, Mr. Deneault owned and operated Grizzly Creek Medical Cannabis, a proprietorship licensed as a medical marijuana dispensary in the State of Montana. Since June 2016, Mr. Deneault has been President of Touchstone Enviro Solutions, Inc., a purveyor of environmentally-friendly products and an affiliate of our company. From 2014 through April 2016, Mr. Deneault owned and operated PetroXg3 LLC, a purveyor of environmentally-friendly products. For more than 10 years prior to that, Mr. Deneault was engaged in petrochemical sales.

Eric Newlan became our company’s Vice President and a Director upon our acquisition of Black Bird, January 2020. Mr. Newlan is a founder of Black Bird and has served as Vice President, Secretary and as a Director since its inception in October 2018. From May 2022 to June 2023, Mr. Deneault served as Executive Vice President and a Director of Accredited Solutions, Inc., a publicly-traded company (symbol: ASII) engaged in the distribution of Diamond Creek high alkaline water. Since 1987, Mr. Newlan has practiced law in the North Texas area and is currently managing member of Newlan Law Firm, PLLC, Flower Mound, Texas, a firm engaged principally in the area of securities regulation. Since June 2016, Mr. Newlan has been Vice President of Touchstone Enviro Solutions, Inc., a purveyor of environmentally-friendly products and an affiliate of our company. From October 2012 to October 2015, Mr. Newlan served as a director, and from April to October 2015, Mr. Newlan served as CEO, of Green Life Development, Inc., a Las Vegas, Nevada-based a purveyor of environmentally-friendly products. Mr. Newlan earned a B.A. degree in Business from Baylor University, Waco, Texas, and a J.D. degree from the Washburn University School of Law, Topeka, Kansas. Mr. Newlan is a member of the Texas Bar.

William E. Sluss has been our company’s Principal Financial and Accounting Officer since January 2011. In January 2020, Mr. Sluss became a Director, Vice President–Finance and Chief Financial Officer of our company. Since May 2022, Mr. Sluss has served as a Director of Accredited Solutions, Inc., a publicly-traded company (symbol: GHMP) engaged in the distribution of environmentally sensitive cleaning products and Diamond Creek high alkaline water. Between August 2010 and January 2011, Mr. Sluss coordinated our accounting and financial reporting. Between 2008 and 2010, Mr. Sluss was the Chief Financial Officer for AcccuForce Staffing Services in Kingsport, Tennessee. Between 2002 and 2008 Mr. Sluss was the Chief Financial Officer and Treasurer for Studsvik, Inc., a nuclear services company based in Erwin, Tennessee. Mr. Sluss is a Certified Public Accountant in the State of Virginia and received his Bachelor of Science degree in accounting from the University of Virginia’s College at Wise, Wise, Virginia.

L. A. Newlan, Jr. became a Director of our company upon our acquisition of Black Bird, January 2020 and is a founder of Black Bird. Mr. Newlan was born in Morristown, New Jersey. After a public school education in Daytona Beach, Florida, he served a three-year tour of duty in the United States Marine Corps, from 1953-1956. Mr. Newlan earned a B.A. in Political Science from the University of California at Los Angeles, in 1961, and a J.D. degree from Loyola University of Los Angeles School of Law, Los Angeles, California, in 1964. He has engaged in the private practice of law in California (1965-1977), Kansas (1977-1984) and Texas (1984-Present). Since 1987, Mr. Newlan has been a shareholder in the Flower Mound, Texas, law firm of Newlan & Newlan, Ltd., a firm engaged principally in the area of securities regulation, and is currently Of Counsel to Newlan Law Firm, PLLC, Flower Mound, Texas. In addition to the practice of law during his career, Mr. Newlan has engaged in business in the oil and gas industry, international construction and engineering and alcoholic beverage distribution. Mr. Newlan is a member of the Texas Bar.

Jack Jie Qin has been a Director of our company since February 2010. From February 2010 until our acquisition of Black Bird in January 2020, Mr. Qin served as our President, Chief Executive Officer and Secretary. Mr. Qin has been President, Chief Executive Officer and Chairman of the Board of EFT Holdings, Inc., a Los Angeles, California-based product sales company, since November 2007. Since July 2016, Mr. Qin has served as a Director and President/CEO of HeavenStone Corp., a Temecula, California-based real estate development company. Since 2002, Mr. Qin has been the President of EFT Inc., the predecessor of EFT Holdings, Inc. From July 1998 to December 2002, Mr. Qin was the President of eFastTeam International, Inc. located in Los Angeles, California. Between June 1992 and December 1997 Mr. Qin was the President of LA Import & Export Company, also located in Los Angeles, California. In May 1991, Mr. Qin earned an MBA degree from Emporia State University, Emporia, Kansas. In May 1982, Mr. Qin graduated from Jiangxi Engineering Institute in Nanchang, China, with a major in Mechanical Engineering.

Corporate Governance

Family Relationships. L. A. Newlan, Jr. is the father of Eric Newlan. There exist no other family relationships among the Company’s directors or officers.

Director Independence. The Company does not have any independent directors.

No Committees of the Board of Directors; No Financial Expert. The Company does not presently have a separately constituted audit committee, compensation committee, nominating committee, executive committee or any other committees of its Board of Directors, nor does the Company have a financial expert. Management has determined not to establish an audit committee at present because the Company’s limited resources and limited operating activities do not warrant the formation of an audit committee or the expense of doing so. As such, the Company’s entire Board of Directors acts as the audit committee. The Company does not have a financial expert serving on the Board of Directors or employed as an officer, based on management’s belief that the cost of obtaining the services of a person who meets the criteria for a financial expert under Section 407 of the Sarbanes-Oxley Act of 2002 and Item 407(d) of Regulation S-K is beyond the Company’s limited financial resources and the financial skills of such an expert are simply not required or necessary for it to maintain effective internal controls and procedures for financial reporting, in light of the limited scope and simplicity of accounting issues raised in the Company’s financial statements at this stage of development.

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Director Nominations. The Company’s Board of Directors believes that, considering the size of the Company, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board of Directors, without the formality of a nominating committee or a nominating committee charter. To date, the Company has not engaged third parties to identify or evaluate or assist in identifying potential nominees, although the Company reserves the right to do so in the future.

Board Oversight. The Company’s management is responsible for managing risk and bringing the most material risks facing the Company to the Board of Directors’ attention. Because the Company does not yet have separately designated committees, the entire Board of Directors has oversight responsibility for the processes established to report and monitor material risks applicable to the Company relating to (1) the integrity of the Company’s financial statements and review and approve the performance of the Company’s internal audit function and independent accountants, (2) succession planning and risk related to the attraction and retention of talent and to the design of compensation programs and arrangements, and (3) monitoring the design and administration of the Company’s compensation programs to ensure that they incentivize strong individual and group performance and include appropriate safeguards to avoid unintended or excessive risk taking by Company employees.

Board Diversity. While the Company does not have a formal policy on diversity, the Board of Directors considers diversity to include the skill set, background, reputation, type and length of business experience of the members, as well as a particular nominee’s contributions to that mix. Although there are many other factors, the Board of Directors seeks individuals with industry knowledge and experience, senior executive business experience, and legal and accounting skills.

Meetings of the Board of Directors

Meetings of the Board of Directors. The Company’s Board of Directors did not meet during the fiscal year ended December 31, 2023. Rather, the Board of Directors considered and acted on various matters through written action in lieu of meetings.

Communications. The Company’s shareholders are welcome to send communications to the Board of Directors or any individual director c/o the Company, 11961 Hilltop Road, Suite 22, Argyle, Texas 76226. All such communications will be forwarded directly to the specified director or to the entire Board of Directors, as applicable. The members of the Board of Directors are expected to attend all future annual meetings, when held.

NEW DIRECTOR AND EXECUTIVE OFFICER

Nelson W. Grist has advised the Company that, except for his having been appointed Chief Executive Officer of the Company on March 4, 2024, he has not been involved in any transactions with us or any of the Company’s directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Mr. Grist has further informed the Company that he has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The Incoming Director is as follows:

Name	Age	Anticipated Position(s) with the Company
Nelson W. Grist	58	President, Chief Executive Officer, Secretary and Director (1)

                Nelson W. Grist currently serves as Chief Executive Officer of the Company, is to become a member of the Board of Directors and is expected to be appointed President and Secretary of the Company. Mr. Grist has, for the past 16 years, served as Chief Executive Officer and a Director of For the Earth Corp., a publicly-traded company (symbol: FTEG). From 2020 until January 2024, Mr. Grist served as Chief Executive Officer of Perk International Inc., a publicly-traded company (symbol: PRKI). Mr. Grist has extensive experience as a global CPG (customer packaged goods) and direct selling industry executive with progressive international leadership and general management experience across North America, Latin America, and Europe. He is a proven transformational leader, strategic thinker, and change agent, with a track record of creating shareholder value through profitable growth, brand development, performance improvement and team building. Mr. Grist’s experience also extends into the areas of P&L management, organizational design, consumer marketing, commercial capability enhancement, supply chain, talent development, and bringing cross-functional work groups together with a common goal to produce outstanding results.

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COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Director Compensation

None of the Company’s directors has ever received any compensation for his services as a director of the Company.

Executive Compensation

The following table summarizes information concerning the compensation awarded, paid to or earned by, the Company’s executive officers.

Name and Principal Position	Fiscal Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	All Other Compen-sation ($)(5)	Total ($)
Nelson Grist (6) Chief Executive Officer	2023 2022	--- ---	--- ---	--- ---	--- ---	--- ---	--- ---
Fabian G. Deneault President	2023 2022	--- 80,000	--- ---	--- ---	--- ---	--- 10,000	--- 90,000
William E. Sluss Chief Financial Officer	2023 2022	--- 60,000	--- ---	--- ---	--- ---	--- ---	--- 60,000
Eric Newlan Vice President, Secretary	2023 2022	--- 80,000	--- ---	--- ---	--- ---	--- ---	--- 80,000

(1)	The dollar value of salary (cash and non-cash) earned.
(2)	The dollar value of bonus (cash and non-cash) earned.
(3)	The value of the shares of restricted stock issued as compensation for services computed in accordance with ASC 718 on the date of grant.
(4)	The value of all stock options computed in accordance with ASC 718 on the date of grant.
(5)	All other compensation received that could not be properly reported in any other column of the table.
(6)	Mr. Grist did not become Chief Executive Officer of the Company until March 4, 2024.

Outstanding Option Awards

Our directors and officers do not have unexercised options, stock that has not vested or equity incentive plan awards.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act requires the Company’s directors, executive officers and persons who beneficially own 10% or more of a class of securities registered under Section 12 of the Exchange Act to file reports of beneficial ownership and changes in beneficial ownership with the SEC. Directors, executive officers and greater than 10% stockholders are required by the rules and regulations of the SEC to furnish the Company with copies of all reports filed by them in compliance with Section 16(a).

Based solely on our review of certain reports filed with the Securities and Exchange Commission pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended, the reports required to be filed with respect to transactions in our common stock during the fiscal year ended December 31, 2023, were not timely.

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TRANSACTIONS WITH RELATED PARTIES

Incoming Directors

On March 4, 2024, Nelson W. Grist was appointed Chief Executive Officer of the Company.

Control Securities Purchase Agreements

On March 1, 2024, Nelson Grist entered into three separate control securities purchase agreements (the “Control Agreements”) with Fabian G. Deneault, a Director of the Company, Newlan & Newlan, Ltd. (a law firm owned by two of the Directors of the Company) and William E. Sluss, a Director of the Company. Copies of the Control Agreements were filed as exhibits to a Current Report on Form 8-K filed by the Company on March 5, 2024.

Loans Payable – Related Parties

As of the Record Date, the Company owned approximately $105,000 to Eric Newlan, Vice President and a Director of the Company. Such funds were obtained as loans on open account, accrue no interest and are due on demand.

As of the Record Date, the Company owed approximately $68,800 to Touchstone Enviro Solutions, Inc. (“Touchstone”), a company owned by three of the Company’s officers and directors, Fabian G. Deneault, L. A. Newlan, Jr. and Eric Newlan. Such amount accrues no interest and is due on demand.

As of the Record Date, the Company owed $4,400 to Fabian G. Deneault, President and a Director of the Company. Such amount accrues no interest and is due on demand.

As of the Record Date, the Company owed Astonia LLC, a company owned by Jack Jie Qin, a Director of the Company, approximately $6,000 in principal and accrued and unpaid interest.

New Mitexstream Agreement

In February 2021, the Company entered into a Manufacturing, Sales and Distribution License Agreement (the “New MiteXstream Agreement”) with a related party, Touchstone Enviro Solutions, Inc., which replaced a prior similar agreement (the “Original MiteXstream Agreement”) and served to expand Black Bird’s rights with respect to MiteXstream, an EPA-registered biopesticide. The New MiteXstream Agreement contains the following important provisions as compared to the Original MiteXstream Agreement:

	New MiteXstream Agreement	Original MiteXstream Agreement
Term	December 31, 2080	Initial terms of 10 years, with one 10-year renewal term
Territory	Worldwide Exclusive (1)	United States and Canada
Royalty	$10.00 per gallon manufactured	Effective royalty of an estimated $50 per gallon
Minimums	2,500 gallons of concentrate manufactured per year (2)	$20,000 of product per year
Sublicensing	Right to sublicense granted	No right to sublicense
Trademarks	For no extra consideration, rights granted to use “MiteXstream” and “Harnessing the Power of Water”	For no extra consideration, rights granted to use “MiteXstream”

(1)	Exclusivity ends and becomes non-exclusive, if the minimum of 2,500 gallons per year is not met.
(2)	The minimum (2,500 gallons per year) is deemed to have been satisfied through December 31, 2022.

The disinterested Directors of the Company approved the New MiteXstream Agreement.

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SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

BLACK BIRD BIOTECH, INC.

March 5, 2024	By:	/s/ Nelson W. Grist
Nelson W. Grist
Chief Executive Officer

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